UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11‑K

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ____________________

Commission file number 1‑1070

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OLIN CORPORATION
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Administrator of the
Olin Corporation Contributing Employee Ownership Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Olin Corporation Contributing Employee Ownership Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP

St. Louis, Missouri
June 26, 2017

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
ASSETS
Investments at fair value	$675,592,437	$576,121,223
Notes receivable from participants	11,036,809	10,906,183
Contributions receivable from participants	-	212,519
Contributions receivable from employer	-	250,728
Total assets	686,629,246	587,490,653

LIABILITIES
Accrued expenses	138,778	-
Total liabilities	138,778	-
Net assets available for benefits	$686,490,468	$587,490,653

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2016	2015
Additions to (deductions from) net assets attributed to:
Investment income (loss):
Dividends and interest	$18,559,508	$20,151,199
Net realized/unrealized appreciation (depreciation) in fair value of investments	58,086,886	(32,359,217)
	76,646,394	(12,208,018)

Interest on notes receivable from participants	356,183	208,261
Contributions:
Participant	31,800,818	20,328,171
Employer	38,192,148	24,288,137
Rollovers	4,308,642	53,117,247
	74,301,608	97,733,555
Total additions	151,304,185	85,733,798
Administrative expenses	(1,100,220)	(860,163)
Benefits paid to participants	(51,204,150)	(57,937,298)
Total deductions	(52,304,370)	(58,797,461)
Net increase	98,999,815	26,936,337
Net assets available for benefits – beginning of year	587,490,653	560,554,316
Net assets available for benefits – end of year	$686,490,468	$587,490,653

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Notes to Financial Statements

(1)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America. Certain reclassifications were made to the prior year amounts to conform to the 2016 presentation.

(b)    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)    Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (See Note (3)). The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by investment advisors and custodians (See Note (3)).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)    Payment of Benefits

Benefit payments are recorded when paid.

(e)    Administrative Expenses

Participant accounts were charged $373,045 and $325,904 for redemption fees, loan fees, distribution fees and for financial advice services for the years ended December 31, 2016 and 2015, respectively.

Additionally, expenses such as trust fees, auditing fees, legal fees and miscellaneous administrative expenses paid by the Plan through the Plan Expense Reimbursement Account (“PERA”)/ERISA expense account during the years ended December 31, 2016 and 2015 were $727,175 and $534,259, respectively.

Any expenses not paid by the Plan are paid by the Plan sponsor. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(f)    Trust Fund Management

Voya Institutional Trust Company (“Voya Trust”) is the Plan trustee. Under the terms of the trust agreement with Voya Trust, the trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin. Voya Trust was previously known as ING National Trust.

Under the Voya Trust, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected participant’s account.

(g)     Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus are not separately identifiable as an expense.

(2)    Description of Plan

The Olin Corporation (“Olin”, “Employer” or “Company”) Contributing Employee Ownership Plan (the “Plan” or “CEOP”) operates as an employee stock ownership plan (“ESOP”), and is designed to comply with Section 4975(e) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    Eligibility and Contributions

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement, which provides for participation in the Plan and is actively employed, being paid by the Employer and is either performing services in the United States, or is a citizen of the United States performing services outside the United States at the request of the Employer.

The total maximum allowable employee contribution is 80% of eligible pay for non-highly compensated employees. Subject to the IRS rules concerning discrimination, the maximum allowable employee contribution is 18% of eligible pay for highly compensated employees.

Eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 6%. Participants may elect to opt out of the Plan or select a lower or higher contribution rate.

The IRC’s total maximum amount of tax deferred and Roth contributions that may be made to the CEOP was $18,000 in both 2016 and 2015. The amount of tax-deferred contributions and Roth contributions are based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”). Catch-up contributions are additional, tax-deferred contributions that eligible participants are permitted to make in excess of the IRS tax-deferred contribution limit. Catch-up contributions are not matched with Employer contributions.

The Employer matching contribution percentage is determined annually by the Company and is made in accordance with the plan document and related plan amendments.

Additionally, the Plan provides certain employees with a Retirement Contribution which is contributed by the Company and is made in accordance with the plan document and related plan amendments. The Retirement Contribution is credited to a Retirement Contribution Account within the CEOP. Such contributions are a percentage of the employee’s pay and are invested in the same investment allocation as the employee’s contributions to the CEOP. Some of the formulas used to determine the Retirement Contribution are based on age and/or years of service.

The default investment option for employees who are eligible for a Retirement Contribution but do not otherwise participate in the Plan is the T. Rowe Price Age Based Retirement Income Fund with a maturity date closest to the participant’s 65th birthday.

(b)    Rollovers

On October 5, 2015, the Plan sponsor acquired from the Dow Chemical Company its U.S. Chlor Alkali and Vinyl, Global Chlorinated Organics and Global Epoxy businesses. Employees of the acquired businesses were allowed to rollover their 401(k) balances to the Plan. During 2015, $51,165,931 was rolled over into the Plan from the employees of the acquired businesses.

(c)    Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, which have been reduced for administrative expenses. The benefit to which a participant is entitled is the participant’s vested account.

(d)    Olin Common Stock Fund

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers are limited only by the Plan imposed restriction that any money transferred out cannot be transferred back into the original fund for seven calendar days.

(e)    Vesting and Payment of Benefit Provisions

All participants become 100% vested in the Employer’s contributions upon the completion of five years of service or as a result of death, disability, or retirement. In general, the Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of Service	Percentage Vested
2	25%
3	50%
4	75%
5	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participant’s life expectancy exceeds fifteen years, the life expectancy of the participant.

The Company elected to continue to incorporate certain provisions into the CEOP, so that the CEOP was a “safe harbor” plan under Section 401k of the Internal Revenue Code; specifically, the first 3% of Retirement Contributions credited to the accounts of salaried and non-bargaining hourly employees were automatically 100% vested.

All distributions shall be paid in cash; however, at the election of the distributee, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash.

(f)    Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance, plus any accrued but unpaid interest. All employees who are participants in the Plan with accounts other than the Retirement Contribution account are eligible to borrow from the Plan. The Retirement Contribution account is not eligible for loans. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1)
Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2)	One-half (1/2) of the Eligible Borrower’s vested account balance as of the valuation date coincident with or immediately preceding the date of the loan.

Prior to August 15, 2012, employees were permitted to have up to five outstanding loans at any time. Effective August 15, 2012, only one loan at any given time is permitted under the CEOP. Employees who, as of August 14, 2012, had one or more loans under the CEOP are permitted to maintain such loans after such date and continue to repay the loans under their existing terms. However, for these participants, after August 14, 2012, no other loans are permitted under the CEOP until all the current outstanding loans have been repaid.

The loans are funded from the participant’s accounts, reducing the account balance by the loan amount, and are reflected as notes receivable in the Plan’s financial statements. The term of a loan may be up to five years. The interest rate on outstanding loans is the prime rate on the date of loan origination. Interest rates on outstanding loans ranged from 3.25% to 9.75% in 2016 and 2015. The interest rate on new loans ranged from 3.25% to 3.50% in 2016 and 3.25% in 2015. Delinquent notes receivable from participants are re-classed as distributions based upon the terms of the Plan document.

(g)     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(h)     Recordkeeper

Voya Institutional Plan Services, LLC (“Voya Institutional”) is the recordkeeper for the Plan. Voya Institutional was previously known as ING Institutional Plan Services, LLC.

(i)     Custodians

Voya Trust is the custodian for the majority of the Plan’s investments while certain investments are in the custody of State Street Bank and Trust.

(3)    Fair Value of Financial Instruments

The Financial Accounting Standard Board’s (“FASB”) Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan’s own assumptions, as there is little, if any, related market activity.

Fair value measurement levels within the fair value hierarchy are based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the periods ended December 31, 2016 and 2015.

With the exception of the Artisan International Equity Fund, shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the end of the year. Mutual funds held by the Plan are deemed to be actively traded.

The Artisan International Fund is valued on a unitized basis. The unit value is based on the daily change in the market value of the underlying investments, adjusted for dividends earned on the funds and an annual expense factor of 10 basis points, imposed by the Plan.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Generally, the mutual funds have implemented policies to monitor and discourage frequent, short-term trading. Certain mutual funds apply a redemption fee if investments are not held for a minimum number of days and precluding transfers out of and into the fund within a minimum number of days. The mutual funds also monitor transaction data reported by Voya Trust in compliance with SEC Rule 22c-2 to identify potential violations of the transfer restrictions and take appropriate action, when necessary. Additionally, with respect to all investments (excluding the Self Directed Brokerage Account investments) according to the Plan provisions, any money transferred out cannot be transferred back into the original fund for seven calendar days.

The following table presents the fair value hierarchy for the balances of the investments of the Plan measured at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Mutual funds	$443,964,734	$-	$-	$443,964,734
Olin Corporation common stock	85,820,113	-	-	85,820,113
Self-directed brokerage account	17,822,486	-	-	17,822,486
Total assets in the fair value hierarchy	$547,607,333	$-	$-	547,607,333
Investments measured at net asset value (a)				127,985,104
Total investments, at fair value				$675,592,437

Investments at Fair Value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Mutual funds	$400,509,503	$-	$-	$400,509,503
Olin Corporation common stock	56,202,274	-	-	56,202,274
Self-directed brokerage account	15,217,193	-	-	15,217,193
Total assets in the fair value hierarchy	$471,928,970	$-	$-	$471,928,970
Investments measured at net asset value (a)				104,192,253
Total investments, at fair value				$576,121,223

(a)
In accordance with ASC Subtopic 820-10, Fair Value Measurements and Disclosures, overall certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the years ended December 31, 2016 and 2015, there were no transfers in or out of Levels 1, 2, or 3.

(4)    Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Northern Trust S&P 500 Index Fund	$82,466,713	n/a	daily	30 days
Wells Fargo Stable Value Fund D	45,518,391	n/a	daily	30 days
	$127,985,104

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Northern Trust S&P 500 Index Fund	$68,856,010	n/a	daily	30 days
Wells Fargo Stable Value Fund D	35,336,243	n/a	daily	30 days
	$104,192,253

(5)    Forfeitures of Employer Contributions

Forfeitures of Employer’s contributions were used to reduce the Employer’s current cash contributions by $501,375 and $500,000 in the Plan years ended December 31, 2016 and 2015, respectively. Forfeitures that were available as of December 31, 2016 and 2015 amounted to $479,109 and $470,758, respectively.

(6)    Risks and Uncertainties

The Plan invests in various investment securities, including Company common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2016 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(7)    Tax Status

Olin received a determination letter dated September 2, 2016 from the Internal Revenue Service stating that the Plan is a qualified plan, and the trust thereunder is exempt from federal income taxes under the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Counsel for Olin advised that an employee will not be subject to federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the trustee and credited to an employee’s account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently being operated in compliance with the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax position taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.

(8)    Related Party/Party-in-Interest Transactions

Olin common stock is an investment option under the Plan, and as such, transactions involving the Olin Common Stock Fund qualify as party in interest transactions. Shares of Olin Corporation Common Stock held by participants through direct investment were valued at $85,820,113 and $56,202,274 in the Olin Common Stock Fund on December 31, 2016 and 2015, respectively, and shares held in the Self Directed Brokerage Account were valued at $713,483 and $659,004 on December 31, 2016 and 2015, respectively.

The Olin Common Stock Fund is managed by State Street. State Street and Voya Trust are custodians of the Plan assets and Voya Institutional is the Plan recordkeeper. During the years ended December 31, 2016 and December 31, 2015 fees paid to Voya Trust and Voya Institutional totaled $428,863 and $363,382, respectively. Recordkeeping fees included in these totals were $410,818 for the year ended December 31, 2016 and $352,891 for the year ended December 31, 2015. Total fees paid to State Street for the years ended December 31, 2016 and December 31, 2015 were $100,997 and $101,730, respectively.

(9)    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2015, to Form 5500:

Net assets available for benefits per the financial statements	$587,490,653
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	353,594
Net assets available for benefits per the Form 5500	$587,844,247

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2016, to Form 5500:

Net assets available for benefits per the financial statements	$76,646,394
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(353,594)
Total investment gain per the Form 5500	$76,292,800

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
EIN 13-1872319, Plan No. 032
December 31, 2016

(a) (b)	(c)		(e)
Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value		Current value
Common Stock:
* Olin Corporation	Olin Corporation Common Stock	3,350,326 shares	$85,820,113

Collective Trusts
Wells Fargo	Stable Value Fund D	3,355,825 units	45,518,391
Northern Trust Global
Investments	NT S&P 500 Index Fund	378,844 shares	82,466,713

Mutual Funds:
PIMCO	All Asset Fund	497,335 shares	5,545,281
Artisan	International Value Fund	853,398 units	30,197,274
Eaton Vance	Small/Mid Cap Fund	1,074,514 shares	29,925,219
GMO	Absolute Return Strategy Fund	306,368 shares	2,941,131
MetWest	Total Return Bond Fund	1,907,478 shares	20,085,745
Templeton	Global Fund	1,631,423 shares	19,511,818
T. Rowe Price	Age Based Retirement Income Fund	1,865,641 shares	27,350,301
T. Rowe Price	Age Based Retirement Income Fund - 2010	1,235,549 shares	21,436,770
T. Rowe Price	Age Based Retirement Income Fund - 2015	1,777,495 shares	25,204,881
T. Rowe Price	Age Based Retirement Income Fund - 2020	2,721,944shares	55,554,873
T. Rowe Price	Age Based Retirement Income Fund - 2025	3,591,777 shares	55,672,550
T. Rowe Price	Age Based Retirement Income Fund - 2030	2,231,850 shares	50,283,576
T. Rowe Price	Age Based Retirement Income Fund - 2035	1,994,376 shares	32,488,390
T. Rowe Price	Age Based Retirement Income Fund - 2040	1,117,111 shares	25,928,156
T. Rowe Price	Age Based Retirement Income Fund - 2045	1,250,018 shares	19,525,280
T. Rowe Price	Age Based Retirement Income Fund - 2050	983,450 shares	12,922,528
T. Rowe Price	Age Based Retirement Income Fund - 2055	713,057 shares	9,390,961
* State Street Global Advisors	Self-Directed Brokerage Investment		17,822,486
			$675,592,437
Notes receivable from participants	3.25% - 9.75% with maturities through 2042		$11,036,809
* Party-in-interest to the Plan.

Cost omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2017	OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN
By: Members of the Pension and CEOP Administrative Committee
/s/ D. J. Ennico
D. J. Ennico

/s/ D. M. Frye
D. M. Frye

/s/ C. K. Fally
C. K. Fally

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Brown Smith Wallace LLP